EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP. 610-815 West Hastings St Vancouver, BC V6C 1B4 (the "Issuer")

Item 2.	Date of Material Change

January 23, 2014

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on January 23, 2014

Item 4.
Summary of Material Change

On January 23, 2014 the company released results from metallurgical tests on the Bald Mountain gold-copper oxide discovery on its Railroad Project in the Carlin Trend of Nevada. The tests, performed by Inspectorate Labs of Reno, Nevada, reported an average 82.2% recovery of gold after one hour of cyanide agitation leach.  Gold Standard also herewith reports the most significant assay from two holes, RRB13-02 & RRB13-03, completed in late 2013 within the Central Bullion area, from the Sylvania and Steve’s Camp targets, respectively.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

January 23, 2014

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

MET TESTS CONFIRM POTENTIAL TO LEACH GOLD STANDARD’S BALD MOUNTAIN GOLD-COPPER OXIDE DISCOVERY ON RAILROAD PROJECT WITH PRELIMINARY AGITATION-LEACH RECOVERIES AVERAGING 82.2%

January 23, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) today released results from metallurgical tests on the Bald Mountain gold-copper oxide discovery made by Gold Standard last fall on its 100%-owned Railroad Project in the Carlin Trend of Nevada. The tests, performed by Inspectorate Labs of Reno, Nevada, reported an average 82.2% recovery of gold after one hour of cyanide agitation leach.

As reported on October 2, 2013, the first hole drilled into the Bald Mountain target, vertical core hole RRB13-1, intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T. Importantly, the gold intercept was hosted entirely in oxidized hornfels breccia, representing the most significant oxidized gold mineralization found to date in the northern Railroad project area. Gold in oxidized mineralization can typically be recovered using methods such as cyanide leaching which are less expensive and less capital-intensive than those required to recover gold from non-oxidized (sulphide) material.

Immediately below the gold intercept, RRB13-1 also intersected a separate copper zone returning 23.3 meters of 0.4% copper as well as narrower but high-grade intercepts of other base metals and silver.

Recognizing the potential economic significance of the Bald Mountain discovery, Gold Standard commissioned metallurgical tests of the core. Inspectorate used the following procedure: 30 gram samples were agitation-leached for one hour at room temperature in 60mls of 0.3% sodium cyanide solution.   The solution also had a 0.3% concentration of sodium hydroxide in order to stabilize the pH at greater than 10.  Pregnant solutions were analyzed by a matrix-matched-calibrated AAS.  Internal blanks, standards and duplicates were also analyzed at a frequency of approximately one of each for every 35 samples.

Fourteen of fifteen samples provided an unweighted average recovery of 82.2%.  The better recoveries were skewed toward the higher grade samples (see table below):

Gold Standard Ventures RRB13-01: 15 pulp samples for Au-30-CN

Sample #	AuAA 23 ppm Chemex	Au ppm 30 CN Inspectorate	Au Recovery %	Cu ppm

RRB13-01 680	1.355	1.33	98	464
RRB13-01 684	0.883	0.75	85	316
RRB13-01 702	2.4	2.02	84	549
RRB13-01 712	6.75	5.61	83	402
RRB13-01 716.5	12.85	10.61	83	218
RRB13-01 721.5	4.04	3.8	94	323
RRB13-01 730	0.952	0.8	84	380
RRB13-01 743	0.433	0.37	85	494
RRB13-01 772	0.381	0.24	63	787
RRB13-01 792	1.705	1.42	83	601
RRB13-01 802	2.5	1.74	70	756
RRB13-01 812	1.415	1.08	76	137
RRB13-01 827	1.22	0.99	81	404
RRB13-01 834	0.623	0.51	82	855
RRB13-01 861	0.569	0.1	18	1110

Dave Mathewson, Gold Standard`s Vice President of Exploration, stated: “We are  very pleased with the excellent preliminary metallurgical results from the Bald Mountain target. Visually, we have been seeing very deep and strong oxidation in the holes we have been drilling in the Central Bullion area. Now that we have confirmed that these oxide opportunities are likely to be leachable, especially as indicated in RRB13-01, we will focus on expanding the Bald Mountain target and identifying other oxide opportunities in the area.”

Gold Standard also herewith reports the most significant assay from two holes, RRB13-02 & RRB13-03, completed in late 2013 within the Central Bullion area, from the Sylvania and Steve’s Camp targets, respectively. While the mineralization in these targets remains of interest, work in the Central Bullion area will focus on the high gold values found at Bald Mountain.

Please see table below for detailed Intercepts for RRB 13-2 and RRB 13-3.

Drill Hole	Intercept (m)	Thickness (m)	Au Grade (g/t)	Other Ag, Cu, Pb, Zn, ETC.
RRB13-02	91.8-98.5	6.7		0.54 oz Ag/st
				0.30 % Cu
				0.05% Mo
				0.25% Zn
	123.3-127.7	4.4		1.73 oz Ag/st
				0.29% Cu
				0.22% Pb
				0.64% Zn
	138.4-146.8	8.4	0.06	0.92 oz Ag/st
				0.24 % Cu
				0.11 % Pb
				0.18 % Zn
	189.6-196.3	6.7		6.71 oz Ag/st
				0.75 % Cu
				0.13 % Mo
				0.24 % Pb
				0.23% Zn
	247.5-254.7	7.2		0.25 oz Ag/st
				0.27 % Cu
				0.06 % Zn
RRB13-03	4.1-8.8	4.7		0.17% Cu
	22.6-43.0	20.4		0.42% Cu
				0.08% Zn
	60.1-62.8	2.7		0.13% Cu
	91.2-99.1	7.9	0.28	0.29 oz Ag/st
				0.19% Cu
				0.21% Zn
*Note: the gold intervals reported in the above table are based on a 0.200 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals.  The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular and will require additional drilling to establish true widths.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:   604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.